FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF SEPTEMBER 30, 2018

▪    During this period, Argentina became to be considered as a hyperinflationary economy according to IFRS regulations. This situation negatively affected the EBITDA by USD 114 million and by USD 18 million the Net Income attributable to Enel Américas’ shareholders.

▪    Revenues increased by 23.5% compared to the same period of last year, reaching US$ 9,343 million, mainly explained by higher revenues in Brazil and to a lesser degree in Colombia and Peru.

▪    EBITDA increased by 11.2% reaching US$ 2,374 million, explained by improved results in the 4 countries where we operate, especially in the distribution business in Brazil  due to better results of Enel Distribución Goiás, Enel Distribución Río, and the consolidation of Eletropaulo since June of this year. This was partially offset by the aforementioned effect of the hyperinflation in Argentina.

	EBITDA
Country	September 30
	2018	2017	Variation
	million US$		%
Argentina	235	212	10.6
Brazil	808	656	23.2
Colombia	951	911	4.4
Peru	399	376	6.0
Enel Américas	2,374	2,135	11.2

▪    Operating Income (EBIT) increased by 11.2 % reaching US$ 1,709 million.

▪    Net income attributable to controlling shareholders reached US$ 513 million, 34% more than the previous year, explained by a better operational result for the period, together with improved net financial results mainly in Argentina. On the other hand, tax expenses increased by 44 % reaching US$ 564 million.

▪    Net financial debt reached US$ 6,877 million, 105% higher than in December 2017, mainly explained by the acquisition of Eletropaulo in the month of June.

▪    CAPEX for the period reached US$ 1,069 million, a 0.5% increase compared to the same period of the previous year, mostly due to higher investments in local currencies in the 4 countries, which were almost totally offset by the negative effect of the exchange rate in Argentina and Brazil.

SUMMARY BY BUSINESS SEGMENT

Generation

EBITDA in the generation segment increased by 0.7%, reaching US$ 1,094 million. The foregoing is explained by better results obtained in Colombia and Peru, offset by a decrease in Brazil, mainly in Central Fortaleza and in Argentina, due to the effect of the exchange rate.

Physical Data

	9M 2017	9M 2018	Var %
Total Sales (GWh)	41,282	48,555	17.6%
Total Generation (GWh)	31,085	30,502	-1.9%

Distribution

EBITDA in the distribution segment was 21.9 % higher than in the same period of the previous year, reaching US$ 1,341 million; mainly explained by higher tariffs in Argentina as a result of the application of the new regulation, better performance of Enel Distribución Goiás and Enel Distribución Rio and the consolidation of Eletropaulo. The number of clients increased by 7,366,656 mainly explained by the acquisition of Eletropaulo. Without considering this latter, the number of clients increased by 176,393.

Physical data

	9M 2017	9M 2018	Var %
Total Sales (GWh)	55,444	71,004	28.1%
Number of Clients	17,119,768	24,486,424	43.0%

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents                                                US$ 1,547 million

• Cash and cash equiv. + cash investments over 90 days  US$ 1,696 million

• Available committed lines of credit                                     US$    952 million

➢    The average nominal interest rate in September 2018 decreased from 8.0% in the same period of the previous year to 7.2%, primarily influenced by better interest conditions of the refinancing of Brazil’s debts and a lower inflation in Colombia. All of the above was partially offset by higher debt rates stemming from the recently acquired Brazilian distribution company Eletropaulo.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•         Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the indexation currency of the flows generated by each company and the currency at which the debt is booked. Therefore, Enel Américas S.A. has cross currency swaps for US$ 711 million and forwards for US$ 668 million.

•         In order to reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps that total US$ 861 million.

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Change of Perimeter:

In February 2017, our subsidiary Enel Brasil S.A. purchased 99.88% of the share capital of Enel Distribución Goias S.A. for approximately US$ 720 million. The impact of this operation on the Consolidated Financial Statements, along with other information related to this acquisition, are detailed in Note 7.1 of the financial statements of Enel Américas as of September 30, 2018.

In November 2017, our subsidiary Enel Brasil S.A. acquired 100% of the hydro-generating power plant Volta Grande concession (EGP Volta Grande) for an approximate amount of US$ 436 million. The impact of this operation on the Consolidated Financial Statements plus other information related to this acquisition are detailed in Note 10 of the aforementioned financial statements of Enel Américas as of September 30, 2018.

In April 2018, our subsidiary Enel Brasil S.A., through its vehicle Enel Sudeste S.A., launched a voluntary Public Tender Offer to adquire Eletropaulo, a Brazilian  power distribution company. The process concluded successfully on July 4, 2018, by finally acquiring 95.05% of shareholding, which corresponds to 156,158,581 shares, for the amount of US$ 1,840 million.

For accounting purposes, it is considered that the control of Eletropaulo was obtained on June 7, the effective date of the payment and transfer of the shares of the initial tender of 73.38%.

On September 19, 2018, the Board of Directors of Eletropaulo approved a share capital increase for R$1,500 million, through the issuance of 33,171,164 new shares. Enel Sudeste participated to this capital increase, acquiring 33,164,964 of the new issuance of shares (approximately US $395 million), increasing its shareholding in Eletropaulo to 95.88%.

The impact of this operation, plus other information related to this acquisition, are detailed in Note 7.2. of Enel Américas’ consolidated financial statements as of September 30, 2018.

I.                      HYPERINFLATION IN ARGENTINA

As of July 2018, the Argentinean economy has been considered as a hyperinflationary economy, according to the criteria set out in the International Financial Reporting Standard no. 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29). This decision was made considering a series of qualitative and quantitative criteria, of which include the presence of an accumulated inflation rate of over 100% in three years.

According to IAS 29, the financial statements of the companies in which Enel Américas has shareholding in Argentina have been restated retrospectively by applying a general price index to the historic values, in order to reflect the changes in the purchasing power of the Argentine Peso, on the closing date of these financial statements. Non-monetary assets and liabilities were restated as of February 2003, latest date that an inflation adjustment for accounting purposes was applied in our Argentine subsidiaries.

For the purposes of consolidation in Enel Américas and as a consequence of the application of IAS 29, the results and financial situation of our Argentine subsidiaries as of September 30 2018 were translated to the closing exchange rate ($Arg/USD) pursuant to IAS 21 “The Effects of Changes in Foreign Exchange Rates", when it refers to a hyperinflationary economy.

Previously, the results of the Argentine subsidiaries were translated at an average exchange rate for the period, as it occurs with the translation of the results for the rest of the subsidiaries operating in other countries which economies are not considered hyperinflationary.

Considering that Enel Américas’ presentation and functional currency does not correspond to a hyperinflationary economy according to the IAS 29 guidelines, the restatement of comparative periods is not required in the consolidated financial statements of the Group.

For further details, see Note 8 of the Consolidated Financial Statements of Enel Américas.

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually almost all our revenues, income and cash flows come from the operations of our subsidiaries; jointly-controlled entities and associates in these four countries.

The following tables show some key indicators, as of September 30, 2018 and 2017 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2018	2017	2018	2017
Enel Generación Costanera S.A.	SIN Argentina	5,194	6,338	5.1%	6.2%
Enel Generación El Chocón S.A.	SIN Argentina	2,331	1,503	2.3%	1.5%
Central Dock Sud	SIN Argentina	3,131	3,664	3.1%	3.6%
Enel Generación Perú S.A. (Edegel)	SICN Peru	7,470	6,883	19.8%	23.3%
Enel Generación Piura S.A. (Piura)	SICN Peru	440	485	1.2%	1.6%
Emgesa S.A.	SIN Colombia	14,061	13,635	27.3%	19.2%
EGP Cachoeira Dourada S.A.	SICN Brazil	12,897	6,552	3.7%	1.7%
Enel Generación Fortaleza S.A.	SICN Brazil	2,085	2,222	0.6%	0.6%
EGP Volta Grande S.A.	SICN Brazil	946	-	0.3%	-
Total		48,555	41,282

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2018	2017	2018	2017	2018	2017	2018	2017

Empresa Distribuidora Sur S.A. (Edesur)	13,615	13,642	13.2%	12.5%	2,548	2,524	654	610
Enel Distribución Perú S.A. (Edelnor)	5,984	5,973	8.1%	8.4%	1,417	1,392	2,390	2,396
Enel Distribución Río S.A.	8,192	8,204	20.8%	20.4%	2,967	3,011	3,040	2,934
Enel Distribución Ceará S.A.	8,688	8,494	14.1%	13.3%	3,948	3,984	3,544	3,504
Enel Distribución Goiás S.A.	10,168	8,855	12.1%	11.8%	3,002	2,894	2,742	2,343
Eletropaulo Metropolitana de Electricidade de Sao Paulo	13,913	-	9.5%	-	7,190	-	959	-
Codensa S.A.	10,443	10,276	7.9%	7.8%	3,415	3,315	2,268	2,434
Total	71,004	55,444	12.2%	12.4%	24,486	17,120	1,468	1,805

(*) Includes final customer sales and tolls.

The following table shows a breakdown of energy sale revenues of continued operations by business segment, by client category and by country as of September 30, 2018 and 2017.

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Generation	164	206	598	509	920	840	389	368	2,071	1,923	(514)	(558)	1,557	1,365
Regulated customers	-	-	188	180	524	505	222	233	934	918	(514)	(558)	420	360
Non regulated customers	-	-	321	328	337	285	158	120	816	733	-	-	816	733
Spot Market	164	206	89	1	59	50	6	1	318	258	-	-	318	258
Other Clients	-	-	-	-	-	-	3	14	3	14	-	-	3	14

Distribution	709	837	3,595	2,481	1,069	941	645	614	6,018	4,873	-	-	6,018	4,873
Residential	255	271	1,774	1,085	528	486	336	309	2,893	2,151	-	-	2,893	2,151
Commercial	258	330	886	601	252	230	83	86	1,479	1,247	-	-	1,479	1,247
Industrial	81	104	262	202	102	94	122	118	567	518	-	-	567	518
Other	115	132	673	593	187	131	104	101	1,079	957	-	-	1,079	957
Less: Consolidation adjustments	-	-	(219)	(238)	(185)	(200)	(110)	(120)	(514)	(558)	514	558	-	-

Energy Sales Revenues	873	1,043	3,974	2,752	1,804	1,581	924	862	7,575	6,238	-	-	7,575	6,238

Variation in million US$ and %.	(170)	16.3%	1,222	44.4%	223	14.1%	62	7.2%	1,337	21.4%	-	-	1,337	21.4%

I. - ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

Net income attributable to the controlling shareholders of Enel Américas for the period which ended on September 30, 2018 reached US$ 513 million; which represents a 33.6 % increase in relation to the US$ 384 million income registered in the same period of the previous year.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended September 30, 2018 and 2017:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	September 2018	September 2017	Change	% Change

Revenues	9,343	7,564	1,779	23.5%
Sales	8,620	6,894	1,726	25.0%
Other operating income	723	670	53	7.9%
Procurements and Services	(5,817)	(4,222)	(1,595)	(37.8%)
Energy purchases	(4,126)	(2,825)	(1,301)	(46.1%)
Fuel consumption	(161)	(178)	17	9.6%
Transportation expenses	(764)	(435)	(329)	(75.6%)
Other variable costs	(766)	(784)	18	2.3%
Contribution Margin	3,526	3,342	184	5.5%
Personnel costs	(441)	(515)	74	14.4%
Other fixed operating expenses	(711)	(692)	(19)	(2.8%)
Gross Operating Income (EBITDA)	2,374	2,135	239	11.2%
Depreciation and amortization	(570)	(481)	(89)	(18.5%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(95)	(117)	22	18.8%
Operating Income	1,709	1,537	172	11.2%
Net Financial Income	(288)	(493)	205	41.6%
Financial income	226	174	52	29.9%
Financial costs	(724)	(661)	(63)	(9.5%)
Gain (Loss) for indexed assets and liabilities	122	-	122	100.0%
Foreign currency exchange differences, net	88	(6)	94	n/a
Other Non Operating Income	2	5	(3)	(60.0%)
Net Income From Sale of Assets	1	1	-	0.0%
Share of profit (loss) of associates accounted for using the equity method	1	4	(3)	(75.0%)
Net Income Before Taxes	1,423	1,049	374	35.7%
Income Tax	(564)	(392)	(172)	(43.9%)
Net Income from Continuing Operations	859	657	202	30.8%
Net income (Loss) from discontinued operations after taxes	-	-	-	0.0%
NET INCOME	859	657	202	30.8%
Net Income attributable to owners of parent	513	384	129	33.6%
Net income attributable to non-controlling interest	346	273	73	26.7%

Earning per share (US$ /share)	0.00893	0.00668	0.00225	33.6%

(*) As of June 30, 2018 the average number of paid and subscribed shares were 57,452,641,516

For a better comprehension of the effects of the application of IAS 29 in Argentina to the Enel Américas Group, a summary of the results is shown as follow:

CONSOLIDATED INCOME STATEMENT	09-30-2018 Enel Américas proforma without hyperinflation (in million of US$)	Aplication effect by IAS 29 (in million of US$)	Aplication effect by IAS 21 (in million of US$)	Adjustments	09-30-2018 Enel Américas reported (in million of US$)

	(i)	(ii)	(iii)	(iv)	(v)
Revenues	9,052	67	(499)	(432)	8,620
Other Operating Income	728	-	(5)	(5)	723
Revenues and Other Operating Income	9,780	67	(504)	(437)	9,343

Raw materials and consumables used	(6,041)	(33)	257	224	(5,817)
Contribution Margin	3,739	34	(247)	(213)	3,526

Other work perfomed by the entity and capitalized	133	2	(17)	(15)	118
Employee benefits expenses	(637)	(12)	90	78	(559)
Depreciation and amortization expense	(531)	(57)	17	(40)	(571)
Impairment loss recognized in the period's profit or loss	(109)	-	14	14	(95)
Other expenses	(746)	(8)	44	36	(710)
Operating Income	1,849	(41)	(99)	(140)	1,709

Othe gains (losses)	1	-	-	-	1
Financial Income	251	3	(28)	(25)	226
financial Costs	(787)	(9)	71	62	(725)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	2	-	(1)	(1)	1
Foreign currency exchange differences	160	1	(73)	(72)	88
Income (Loss) for indexed assets and liabilities	-	123	-	123	123

Income (loss) before taxes	1,476	77	(130)	(53)	1,423
Income tax expenses, continuing operations	(546)	(64)	46	(18)	(564)
Income from continuing operations	930	13	(84)	(71)	859
Income (loss) from discontinued operations	-	-	-	-	-
NET INCOME	930	13	(84)	(71)	859

Net Income attributable to:
Net Income attributable to Shareholders of Enel Américas	531	19	(37)	(18)	513
Net income attributable to non-controlling interests	398	(6)	(46)	(52)	346
NET INCOME	929	13	(83)	(70)	859

i.               Reflects what would have been the consolidated results of Enel Américas as of September 30, 2018, in the event that the Argentine economy would not have been considered a hyperinflationary economy, as defined by IAS 29.

ii.             Corresponds to the results that arise from the net position of monetary assets and liabilities, as defined by IAS 29. This result is determined by the restatement of non-monetary assets and liabilities, as well as those income statements that are not determined from a base already updated.

iii.            Corresponds to the difference between translating at a closing exchange rate the results of the Argentine subsidiaries, as defined by IAS 21 when it comes to hyperinflationary economies, versus average exchange rates, which is the methodology previously applied to the Argentine subsidiaries and which is the current methodology for the rest of the subsidiaries of Enel Américas operating in other countries in the region (non-hyperinflationary economies).

iv.            Sum of (ii) + (iii).

v.             Enel Américas’ results as September 30, 2018.

EBITDA:

EBITDA during the period which ended on September 30, 2018 reached US$ 2,374 million, which represents a US$ 239 million increase, equivalent to an 11.2 % increase in comparison to the US$ 2,135 million EBDITA for the period which ended on September 30, 2017.

Below, we present operating revenues, operating costs, staff expenses and other expenses by nature for the operations that determine our EBITDA, broken down by business segment for the periods which ended on September 30, 2018 and 2017:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of September 30
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	166	209	(43)	(20.6)
Brazil	673	603	70	11.6
Colombia	953	862	91	10.6
Peru	582	516	66	12.8
Revenues Generation and Transmission businesses	2,374	2,190	184	8.4
Distribution business
Argentina	744	891	(147)	(16.5)
Brazil	4,846	3,315	1,531	46.2
Colombia	1,284	1,140	144	12.6
Peru	680	658	22	3.3
Revenues Distribution business	7,554	6,004	1,550	25.8
Less: consolidation adjustments and other activities	(585)	(630)	45	(7.1)
Total consolidated Revenues Enel Américas	9,343	7,564	1,779	23.5

Generation and Transmission businesses
Argentina	(13)	(18)	5	27.8
Brazil	(458)	(337)	(121)	(35.9)
Colombia	(340)	(287)	(53)	(18.5)
Peru	(295)	(250)	(45)	(18.0)
Procurement and Services Generation and Transmission businesses	(1,106)	(893)	(214)	(23.9)
Distribution business
Argentina	(448)	(501)	53	10.6
Brazil	(3,611)	(2,378)	(1,233)	(51.9)
Colombia	(779)	(640)	(139)	(21.7)
Peru	(461)	(441)	(20)	(4.5)
Procurement and Services Distribution business	(5,299)	(3,959)	(1,339)	(33.8)
Less: consolidation adjustments and other activities	588	630	(42)	6.7
Total consolidated Procurement and Services Enel Américas	(5,817)	(4,222)	(1,595)	(37.8)

Generation and Transmission businesses
Argentina	(25)	(51)	26	51.0
Brazil	(12)	(13)	1	7.7
Colombia	(22)	(20)	(2)	(10.0)
Peru	(22)	(22)	-	-
Personnel Exepenses Generation and Transmission businesses	(81)	(106)	25	23.6
Distribution business
Argentina	(106)	(169)	63	37.3
Brazil	(184)	(166)	(18)	(10.8)
Colombia	(33)	(34)	1	2.9
Peru	(18)	(21)	3	14.3
Personnel Exepenses Distribution business	(341)	(389)	49	12.3
Less: consolidation adjustments and other activities	(19)	(20)	1	5.0
Total consolidated Personnel Expenses Enel Américas	(441)	(515)	75	14.4

	As of September 30
	2018	2017	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(16)	(26)	10	38.5
Brazil	(16)	(13)	(3)	23.1
Colombia	(29)	(33)	4	12.1
Peru	(32)	(33)	1	3.0
Other Expenses Generation and Transmission businesses	(93)	(106)	13	12.3
Distribution business
Argentina	(65)	(122)	57	46.7
Brazil	(388)	(326)	(62)	(19.0)
Colombia	(84)	(76)	(8)	(10.5)
Peru	(36)	(30)	(6)	(20.0)
Other Expenses Distribution business	(573)	(555)	(18)	(3.2)
Less: consolidation adjustments and other activities	(45)	(31)	(14)	(45.2)
Total consolidated Other Expenses Enel Américas	(711)	(692)	(19)	(2.8)

EBITDA
Generation and Transmission businesses
Argentina	112	114	(2)	(1.8)
Brazil	186	240	(54)	(22.5)
Colombia	562	522	40	7.7
Peru	234	211	23	10.9
EBITDA Generation and Transmission businesses	1,094	1,086	8	0.7
Distribution business
Argentina	124	99	25	25.3
Brazil	663	446	217	48.7
Colombia	388	389	(1)	(0.3)
Peru	166	166	-	-
EBITDA Distribution business	1,341	1,100	241	21.9
Less: consolidation adjustments and other activities	(61)	(51)	(10)	(19.6)
Total consolidated EBITDA Enel Américas	2,374	2,135	239	11.2

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 112 million in September 2018 representing a slight decrease of US$ 2 million as compared to the same period of 2017. The main variables, by subsidiary, which explain this decrease in the September 2018 results as compared to the same period of 2017, are described as follows:

Enel Generación Costanera S.A.: (Higher EBITDA of US$ 6 million, mostly attributable to higher revenues from tariff increase as per SEE No. 19/2017 resolution).

Enel Generación Costanera’s operating revenues decreased by US$ 24 million, or 22.5%, in September 2018. This decrease is mainly explained by (i) US$ 62 million of lower revenue attributable to the devaluation of the Argentine Peso in relation to the US dollar experienced during 2018 and due to the change in the translation methodology, required by the application of IAS 29 in Argentina, passing from an average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies.

The above was partially offset by US$ 34 million higher revenues explained by an increase in tariff remuneration (regulation no. SEE 19/2017) and US$ 5 million higher revenues due to the update of the Consumer Price Index as of the date of its accrual, also stemming from the application of IAS 29.

Operating costs decreased by a US$ 3 million mainly due to the application of IAS 21 in hyperinflationary economies.

Staff expenses decreased by US$ 19 million, mainly explained by the application of IAS 21 in hyperinflationary economies for US$ 22 million, partially offset by the US$ 3 million increase of salary related to the country’s internal inflation.

Other expenses by nature decreased by US$ 7 million which is mainly explained by the application of IAS 21 in hyperinflationary economies.

At EBITDA level in Enel Generación Costanera, due to the application of IAS 21 in hyperinflationary economies, a US$ 28 million negative impact was booked and due to the application of IAS 29, i.e. adjusting by the inflation the accounts from the income statement, a US$ 3 million positive effect was booked.

Enel Generación El Chocón: (Higher EBITDA of US$ 3 million, mainly due to a higher tariff remuneration stemming from the new No.SEE 19/2017 regulation).

Operating revenues of Enel Generación El Chocón decreased by US$ 3 million, mostly because of (i) a US$ 25 million revenues decrease due to translation and as a consequence of the devaluation of the Argentine Peso in relation to the US dollar experienced during 2018 and due to the change in the translation methodology of the results, required by the application of IAS 29 in Argentina, passing from an average exchange rate to a closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies. The above was partially offset by i) US$ 20 million increase due to a tariff increase associated to the new no. SEE 19/2017 regulation, also affected by the impact of the exchange rate for those contracts that are issued in dollars and (ii) US$ 2 million increase from the application of internal inflation in Argentina.

Operating costs in Enel Generación El Chocón decreased by US$ 2 million, which is mainly explained by the application of IAS 21 in hyperinflationary economies.

Staff expenses decreased by US$ 2 million, which is mainly explained by the application of IAS 21 in hyperinflationary economies.

Other expenses by nature decreased by US$ 2 million, which is mainly explained by the application of IAS 21 in hyperinflationary economies

At EBITDA level in Enel Generación El Chocón, due to the application of IAS 21 in hyperinflationary economies, a negative impact of US$ 17 million was booked, and due to the application of IAS 29, i.e. adjusting by the inflation the accounts from the income statement, a positive effect of US$ 2 million was booked.

Central DockSud: (Lower EBITDA of US$ 13 million, mostly attributable to the devaluation of the Argentine Peso in relation to the US dollar).

Dock Sud’s operating revenues decreased by US$ 17 million, or 27.8%, in 2018, which is explained by a US$ 19 million increase in tariff remunerations stemming from the new SEE 19/2017 regulation, offset by US$ 36 million as a result the devaluation of the Argentine Peso in relation to the US Dollar experienced during 2018 and due to the change in the translation methodology of the results, required by the application of IAS 29 in Argentina, passing from average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies.

Dock Sud’s operating costs were in line with the same period of the previous year, mainly due to higher transportation costs of US$ 3 million whose effects were totally offset by the application of IAS 21 in hyperinflationary economies.

Staff expenses decreased by US$ 3 million, mainly explained by the application of IAS 21 in hyperinflationary economies of US$ 4 million, offset by US$ 1 million increase associated to additional hours as a consequence of plant stoppage and inflation.

Other expenses by nature decreased by US$ 1 million, mainly explained by the application of IAS 21 in hyperinflationary economies of US$ 4 million, offset by US$ 3 million higher costs due to stoppage stemming from a turbine damage.

At EBITDA level in Central DockSud due to the application of IAS 21 in hyperinflationary economies, a negative impact of US$ 25 million was booked, and due to the application of IAS 29, i.e. adjusting by the inflation the accounts from the income statement, a positive effect of US$ 3 million was booked.

Enel Trading Argentina: (higher EBITDA of USD 2 million mainly due the application of IAS 21 in hyperinflationary economies)

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 186 million in 2018, representing a US$ 54 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain this September 2018 decrease of results as compared to the same period in 2017, are described below:

EGP Cachoeira Dourada S.A.: (lower EBITDA of US$ 9 million, mainly because of higher energy purchases).

EGP Cachoeira Dourada’s operating revenues increased by US$ 68 million, or 20.4%, in 2018. This increase is mostly explained by a US$ 107 million increase due to higher energy sales of 6,344 GWh, related to a higher market demand. The above was offset by a US$ 39 million decrease in revenues due to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

EGP Cachoeira Dourada’s operating costs increased by US$ 77 million, or 34.0% in 2018, mostly composed by a US$ 104 million increase due to higher energy purchases given the rise of the demand, offset by a US$ 27 million decrease of costs due to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

EGP Cachoeira Dourada’s staff expenses were in line with the same period of the year before.

EGP Cachoeira Dourada’s other expenses by nature were in line with the same period of the year before.

Enel Generación Fortaleza: (lower EBITDA of US$ 96 million, mainly due to higher energy purchases stemming from the gas supply outages by Petrobras )

Enel Generación Fortaleza’s operating revenues decreased by US$ 39 million mostly due to 137 GWh lower energy sales for US$ 6 million, US$ 12 million lower revenues as a consequence of the recognition of a fiscal incentive named Programa de Incentivo y Desarrollo Industrial and a US$ 24 million decrease coming from the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar. The above was partially offset by the recognition of US$ 3 million as concept of insurance indemnity related to damages in the generating plant.

Enel Generación Fortaleza’s operating costs increased by US$ 57 million, or 52.2%, in 2018, mainly due to an increase of US$ 108 million attributable to higher energy purchases due to the gas outage supply by Petrobras, which forced the company to purchase energy in the market in order to comply its contractual obligations with clients. The above was partially offset by lower fuel consumption of US$ 38 million and a US$ 13 million decrease stemming from the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Generación Fortaleza’s staff expenses were in line with the same period of the previous year.

Enel Generación Fortaleza’s other expenses by nature were in line with the same period of the previous year.

Enel Cien S.A.: (US$ 3 million lower EBIDTA due mainly to lower income as a consequence of the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar).

Enel Green Power Volta Grande.: (Company that entered into the consolidation perimeter as of November 2017. Its results as of September 30, 2018 presented a positive EBITDA of US$ 55 million).

EGP Volta Grande’s operating revenues total US$ 63 million which corresponds to an increase in energy sales of 946 GWh.

EGP Volta Grande’s operating costs total US$ 6 million, which corresponds to energy transportation costs, US$ 1 million for energy purchases and US$ 1 million of other expenses by nature.

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 562 million in 2018, which represents a US$ 40 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results as of September 2018, as compared to the same period of the previous year, are described below:

Emgesa SA: (US$ 41 million higher EBITDA mostly because of higher energy sales)

Emgesa’s operating revenues increased by US$ 92 million, or 10.6% in 2018. This increase is mostly explained by (i) US$ 64 million due to higher physical sales of 426 GWh by US$ 55 million and a US$ 9 million corresponding to an increase in the energy tariff, (ii) a US$ 18 million increase as a result of the 1.9 % appreciation of the Colombian Peso in relation to the US Dollar and (iii) a US$ 13 million increase corresponding to indemnities and lost profit associated to the Chivor, Guavio and Guaca tunnel insurance claims, offset by lower effects due to the execution of the guarantee in 2017 of the Impregilo contract for US$ 3 million.

Emgesa’s operating costs increased by US$ 52 million, or 18.2%, in 2018 composed mainly by (i) a US$ 14 million increase of the energy purchases, which are explained by: US$ 31 million due to energy purchases (479/GWh) in the spot market, offset by US$ 17 million due to a reduction of the purchase price in the spot market, (ii) a US$ 14 million increase in fuel consumption, of which US$ 12 million corresponds to a higher consumption and US$ 2 million to higher prices, (iii) a US$ 11 million increase in transportation costs due to client increase in the unregulated market and (iv) a US$ 4 million increase from other procurements. The remainder of US$ 9 million corresponds mainly to the 1.9 % appreciation of the Colombian Peso in relation to the US Dollar.

Emgesa’s staff expenses increased by US$ 2 million, mostly due to higher salary and bonuses compared with September 2017 period.

Emgesa’s other expenses by nature decreased by US$ 3 million mainly due to a decrease in wealth tax as compared to the same period of 2017.

Peru_

EBITDA of our generation subsidiaries in Peru reached US$ 234 million in 2018, which represents a US$ 23 million increase in relation to the same period of the previous year. The main variables, by subsidiary, explaining such increase in the September 2018 results as compared to those for 2017, are described below:

Enel Generación Perú S.A.: (US$ 19 million higher EBITDA mostly because of higher revenues in tolls and higher physical sales offset by an energy purchase increase, fuel and transportation costs)

Enel Generación Perú’s operating revenues increased by US$ 64 million, or 15.5 % in 2018. This increase is mostly explained by (i) US$ 43 million increase in toll revenues due to more unregulated clients, (ii) US$ 18 million in higher energy sales of 587 GWh and (iii) material damage and loss profit provision of US$ 6 million in the Ventanilla Termal power plant rotor, offset by US$ 3 million lower revenue from material damage and loss profit from the climate emergency that took place in 2017.

Enel Generación Peru’s operating costs increased by US$ 46 million, or 21.5%, in 2018 mostly composed by (i) a US$ 32 million increase in energy purchases in the spot market, of which US$ 21 million correspond to the effect of the average price (ii) higher fuel costs of US$ 12 million due to higher oil consumption for thermal production stemming from a higher client demand, (iii) a US$ 20 million increase in transportation costs and (iv) US$18 million from lower recognition of renewable energy compensations.

Enel Generación Perú‘s staff expenses were in line with the same period of the previous year.

Enel Generación Perú‘s other expenses by nature decreased by US$ 1 million due to lower services.

Enel Generación Piura S.A.: (US$ 2 million higher EBITDA due to lower staff costs of US$ 1 million and US$ 1 million lower energy purchases due to higher own production).

Chinango S.A.: (US$ 1 million Higher EBITDA due mainly to higher energy sales).

Chinango’s operating revenues increased by US$ 3 million due to higher sales in the spot market.

Chinango’s operating costs increased by US$2 million mainly due to higher energy purchases.

Chinango’s staff expenses were in line with the same period of the previous year.

Chinango’s other expenses by nature were in line with the same period of the previous year.

DISTRIBUTION SEGMENT EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Higher EBITDA of US$ 25 million mainly due to the new integral tariff review (RTI).)

EBITDA of our Argentinean subsidiary Edesur reached US$ 124 million in 2018, which represents a US$ 25 million increase in relation to the same period of the previous year. The main variables that explain this increase in the September 2018 results, as compared to 2017, are described as follows:

Edesur’s operating revenue decreased by US$ 148 million, or 16.6 % in 2018, of which US$ 529 million is from a lower income as a result of the devaluation of the Argentine Peso in relation to the US dollar experienced during 2018 and due to the change in the translation methodology required by the application of IAS 29 in Argentina, passing from an average exchange rate to closing exchange rate, as indicated by IAS 21 when it comes to hyperinflationary economies. The above was partially offset by the recognition of (i) US$ 324 million of greater revenue from energy sales as a result of the application of the new tariff review (RTI) as published by Resolution No. 64 dated February 1, 2017 enacted by the ENRE, the Argentine national regulatory authority for the energy and (ii) a US$ 57 increase from the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29.

Edesur’s operating costs decreased by US$ 53 million, or 10.6 % of which US$ 298 million are the result of the devaluation of the Argentine Peso in relation to the US dollar experienced during 2018 and to the application of IAS 21 in the case of hyperinflationary economies. The above was offset by (i) a US$ 239 million increase in energy purchases, of which US$ 211 million are attributable to a price increases and US$ 28 million as a result of the update of the Consumer Price Index as of the date of accrual also stemming from the application of IAS 29, (ii) a US$ 17 million increase in transportation costs mainly as a result of higher prices and (iii) a US$ 11 million decrease in electrical equipment rentals and other expenses.

Edesur’s staff expenses decreased by US$ 62 million, of which US$ 99 corresponds to the result of the devaluation of the Argentine Peso in relation to the US dollar experienced during 2018 and the applications of IAS 21 in the case of hyperinflationary economies and US$ 12 million from the increase in labor costs. The above was offset mainly by (i) a US$ 25 million staff salary increase mainly due to domestic inflation, (ii) a US$ 15 million increase for retirement plan, (iii) a US$ 3 million increase for early retirement plan and (iv) a US$ 6 million increase as a result of the application of internal inflation.

Edesur’s Other expenses by nature decreased by US$ 57 million mainly due to the result of the devaluation of the Argentine Peso in relation to the US dollar in 2018 and the applications of IAS 21 in the case of hyperinflationary economies of US$ 72 million, offset by US$ 15 million in higher costs of maintenance and renovation of networks and other services.

At EBITDA level in Edesur, due to the application of IAS 21 in hyperinflationary economies, a US$ 61 million negative impact was booked and due to the application of IAS 29, i.e. adjusting by the inflation the accounts from the income statements, a US$ 9 million positive effect was booked.

Energy losses increased by 0.7 percentages losses reaching 13.2 % as of September 2018. The number of Edesur’s clients as of September 2018 reached 2.548 million which represented an increase of 24,000 new clients, as compared to the same period of the previous year.

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 663 million in 2018, which represents a US$ 217 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such increase in the September 2018 results, as compared to the same period of 2017, are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 51 million, mostly attributable to higher operating revenues stemming from tariff recovery).

Enel Distribución Rio’s operating revenue decreased by US$ 89 million or 7.2 % in 2018 explained mostly by a US$ 136 million decrease in other operating revenues attributable mainly by (i) a US$ 103 million decrease in construction revenues due to IFRIC 12 and (ii) US$ 33 million decrease in other operating revenue as a consequence of the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

The foregoing was partially offset by

-       A US$ 14 million revenue increase from energy sales mainly attributable to the following effects: (i) a US$ 158 million increase due to higher revenues from tariff recovery; (ii) a US$ 12 million revenue increase from measuring energy meters. The above was offset by (i) US$ 57 million lower income from tax received from research and development and energy efficiency and (ii) a US$ 99 million decrease due to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

-       A US$ 33 million increase in services mainly due to the increase of (i) US$ 44 million toll increase, (ii) a US$ 2 million revenue increase from mutual support offset by US$ 13 million due to the translationeffects of the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Rio’s operating costs decreased by US$ 133 million or 14.7 % in 2018, mostly explained by a US$ 10 million decrease in energy purchases attributable to: (i) a US$ 54 million increase due to higher prices for regulated industrial tariffs and hydrological risk (ii) a US$ 64 million decrease as a result of the translation effects of the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

A US$ 28 million increase in energy transportation costs due to the increase of thermal energy purchase of US$ 38 million offset by US$ 10 million due to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

A US$ 151 million decrease in other variable procurements corresponding to (i) US$ 103 million lower costs for the construction of IFRIC 12 and (ii) a US$ 33 million decrease as a result of the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar and (iii) US$ 15 million in loss prevention services.

Enel Distribución Rio’s staff expenses decreased by US$ 1 million due to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Rio’s other expenses by nature decreased by US$ 5 million due to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Energy losses increased by 0.4 percentage losses, reaching 20.8 % of the September 2018 operating costs. As of September 2018, Enel Distribución Río had 2.967 million clients, which represented a decrease of 44,000 as compared to the same period of the previous year.

Enel Distribución Ceará S.A. (ex Coelce): (Lower EBITDA of US$ 58 million, mostly attributable to higher transportation costs and higher energy purchases).

Enel Distribución Ceará’s operating revenue decreased by US$ 2 million, or 0.2 % in 2018, mostly due to US$ 49 million lower energy sales stemming from (i) a US$ 9 million increase from tariff recovery, (ii) a US$ 4 million higher revenue from low income subsidies, (iii) US$ 42 million increase from energy sales of 194 KWh. The above was partially offset by a US$ 6 million lower income for tariff recognition and a US$ 98 million decrease due to the 13.3% devaluation of the Brazilian Real in relation to the US Dollar.

Other services increased by US$ 10 million mainly from the mutual support income and lease of posts and pipelines of US$ 16 million, offset by US$ 10 million due to the 13.3% devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Ceará’s other operating income increased by US$ 37 million mostly explained by the effects of the construction incomes of the IFRIC 12 concession contracts of US$ 55 million, offset by US$ 18 million as a result of the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Ceará’s operating costs increased by US$ 55 million or 7.7 % in 2018, mostly explained by (i) a US$ 32 million transportation cost increase from tolls; (ii) US$ 56 million increase in construction costs of the IFRIC 12, (iii) US$ 55 million higher energy purchases due to a higher demand and higher prices for regulated industrial tariffs, offset by US$ 84 million lower costs resulting from the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar and US$ 4 million in lower third parties services.

Enel Distribución Ceará’s staff expenses decreased very little in relation to the year before mainly as a consequence of US$ 4 million higher staff compensations and higher salaries, totally offset by the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Ceará’s other expenses by nature increased by US$ 1 million mostly because of US$ 11 million in higher third party services for network and lines maintenance, civil litigation offset by US$ 10 million as a result of the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Energy losses during 2018 increased by 0.8 percentage losses, reaching 14.1 % of operating costs as of September 2018. In the same month of 2018, Enel Distribución Ceará had 3.948 million clients which represented a 36,000 decrease in new clients as compared to the same period of the previous year.

Enel Distribución Goiás (Ex. Celg): (US$ 100 million higher EBITDA mainly due to higher physical sales and lower staff costs.)

Enel Distribución Goiás’ operating revenue reached US$ 77 million, composed by (i) US$ 165 million from higher energy sales equivalent to 1,313 GWh of physical sales, (ii) a US$ 1 million increase of other sale, (iii) a US$ 37 million increase from other operating income, of which US$ 10 million correspond to delay fines and US$ 37 million from higher income for work services to third parties offset by US$ 10 million less income from the construction related to  IFRIC 12. All of the above partially offset by US$ 126 million attributed to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Goiás’ operating costs increased by US$ 55 million explained mainly by the following: (i) US$ 94 million energy purchases to meet increased demand, (ii) US$ 73 million increase of transportation cost and (iii) US$ 20 million lower variable procurements and services corresponding mainly to construction costs of the IFRIC 12 of US$ 10 million and lower costs related to regulatory sanctions and services totalling US$ 10 million. All of the above offset by US$ 92 million attributed to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Goiás’ staff costs decreased by US$ 64 million and can be explained mainly by a US$ 50 million voluntary retirement plan provision booked in February 2017, the difference corresponds to the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Enel Distribución Goiás’ other expenses by nature decreased by US$ 14 million mainly as a result of the 13.3 % devaluation of the Brazilian Real in relation to the US Dollar.

Energy losses during 2018 increased by 0.3 percentage losses, reaching 12.1 % as of September 2018. As of September 2018, Enel Distribución Goiás had 3.002 million clients which represented an increase of 108,000 new clients as compared to the same period of the previous year.

Eletropaulo Metropolitana de Eletricidade de Sao Paulo S.A. (Eletropaulo): (US$ 125 million EBITDA mainly from higher physical sales)

Eletropaulo’s operating revenue was US$ 1,521 million and were composed of:

(i) US$ 1,270 million in energy sales equivalent to 13,913 GWh of physical sales, (ii) other service of US$ 108 million corresponding to revenue from toll services and (iii) US$ 143 million from other operating income, of which US$ 132 million is mainly explained by the construction revenues related to the IFRIC12.

Eletropaulo’s operating costs were US$ 1,232 million and were composed of: (i) US$ 949 million from higher energy purchases to meet higher demand, (ii) US$ 149 million transportation cost increase and (iii) other variable procurements and services totalling US$ 133 million, of which US$ 132 million are explained by the construction costs related to the IFRIC12.

Eletropaulo’s staff costs correspond to US$ 84 million and mainly composed by salaries and social security laws.

Eletropaulo’s other expenses by nature correspond to US$ 80 million mainly due to higher service costs of third parties for the maintenance of lines, networks and other services.

Energy losses during September 2018 reached 9.5%. As of September 2018, Eletropaulo had 7.190 million clients.

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 388 million in 2018, which represents a US$ 1 million decrease in relation to the same period of the previous year. The main variables that explain such increase in the September 2018 results as compared to 2017, are described below:

Codensa S.A.: (US$ 1 million lower EBITDA mostly explained by higher energy purchases and higher maintenance costs).

Codensa’s operating revenue increased by US$ 145 million or 12.7 % in 2018 because of (i) a US$ 15 million increase of 167 GWh of physical sales, (ii) a US$ 94 million increase mainly due to higher tariffs due to the inflation effect, (iii) a US$ 14 million increase due mainly to the lease of posts, ducts and infrastructure rental; and (iv) a US$22 increase as a result of the translation effects of the 1.9 % appreciation of the Colombian Peso in relation to the US Dollar.

Codensa’s operating costs increased by US$ 139 million or 21.8 % in 2018, mainly explained by (i) a US$ 117 million increase in higher energy purchase of 158 GWh compared to the previous year, for US$ 10 million and US$ 107 million related to the higher average energy price, (ii) a US$ 7 million increase in transportation costs; and (iii) a US$ 3 million increase in other costs of variable procurements and services as a consequence of higher costs related to new business. Additionally, a US$ 12 million increase as a result of the translation effects of the 1.9 % appreciation of the Colombian Peso in relation to the US Dollar.

Codensa’s staff expenses decreased by US$ 1 million as a consequence of a US$ 4 million increase in salaries and wages offset by US$5 million due to a higher labor costs in construction projects.

Codensa’s other expenses by nature increased by US$ 8 million, or 10.4 % in 2018 mostly due to a US$ 11 million increase in higher third party service costs for line, network and other services maintenance. The above was partially offset by US$ 3 million stemming from lower wealth tax costs in relation to the same period of the previous year.

Energy losses in September 2018 increased by 0.1 percentage losses and reached 7.9% as of September 208. Codensa had 3.415 million clients as of September 2018 which represents an increase of 100,000 new clients, as compared to the same period of the previous year.

Peru

EBITDA of our Enel Distribución Perú S.A. subsidiary reached US$ 166 million in 2018 which was in line with the same period of the year before.

Enel Distribución Peru S.A. (former Edelnor): (US$ 1 million lower EBITDA).

Enel Distribución Perú’s operating revenue increased by US$ 23 million due to increased energy sales explained mainly by US$ 19 million related to a tariff increase, US 14 million increase in physical sales equivalent to 11 GWh offset by a US$ 10 million decrease due to lower services mainly in network movement.

Enel Distribución Perú’s operating costs increased by US$ 21 million mostly explained by a US$ 20 million increase in energy purchases due to a higher average price purchase and US$ 1 million in higher costs with smaller variable costs corresponding to contractors for line connections.

Enel Distribución Perú’s staff expenses decreased by US$ 2 million mainly due to lower salary costs.

Enel Distribución Perú’s other expenses by nature increased by US$ 5 million due to higher third party services.

Energy losses in September 2018 increased by 0.3 percentage losses, reaching 8.1 % of operating costs. Enel Distribución Perú had 1.417 million clients in 2018, which represents an increase of 25,000 new clients, as compared to the same period of the previous year.

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of September 30, 2018 and 2017.

	As of September 30, 2018			As of September 30, 2017
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	112	(56)	56	114	(43)	71
Brazil	186	(24)	162	240	(32)	208
Colombia	562	(57)	505	522	(54)	468
Peru	234	(48)	186	211	(64)	147
Total Generation and Transmission	1,094	(185)	909	1,086	(192)	894

Distribution
Argentina	124	(54)	70	99	(43)	56
Brazil	663	(288)	375	446	(241)	205
Colombia	388	(96)	292	389	(81)	308
Peru	166	(43)	123	166	(41)	125
Total Distribution	1,341	(480)	861	1,100	(406)	694
Less: consolidation adjustments and other activities	(61)	-	(61)	(51)	-	(51)
Total Consolidated Enel Américas	2,374	(665)	1,709	2,135	(598)	1,537

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment amounted to US$ 665 million in 2018, which represents a US$ 67 million increase in relation to the same period of 2017.

Depreciation and amortization reached US$ 570 million in 2018 representing a US$ 89 million increase compared to same period of 2017 mainly explained by (i) a US$ 50 million increase in the Enel Brasil Group from the incorporation of Eletropaulo into the Consolidation perimeter totalling US$ 51 million, (ii) US$ 13 million increase in Codensa due to the increase in activations related to substation, lines and networks operations and additionally, (iii) US$ 24 million by higher effects of the depreciation in the Argentinean subsidiaries mainly from the applications of IAS 21 in hyperinflationary economies.

At the same time, impairment reached US$ 95 million in 2018, representing a US$ 22 million net decrease in relation to the same period of 2017,

It is explained mostly by: (i) US$ 17 million decrease in Enel Distribución Rio, (ii) a US$ 9 million less in Enel Distribución Ceará, (iii) US$ 14 million less in Enel Generación Perú due to the US$ 11 million deterioration of the Callahuanca installation booked in 2017 due to a weather emergency that took place in Peru and US$ 3 million in Cajamarquilla and (iv) US$ 3 million in Edesur.

The above was partially offset by US$ 16 million losses in Eletropaulo’s uncollectibility due to the incorporation into the consolidation parameter during the month of June 2018 and Enel Distribución Goiás of US$ 3 million.

At the depreciation, amortization and impairment level of to the Argentine subsidiaries as a result of the application of IAS 21 in hyperinflationary economies, a US$ 31 million positive effect was booked and a US$ 57 million negative effect from the application of IAS 29 was booked.

The following table shows the consolidated non-operating income from continued activities for the periods ended September 30, 2018 and 2017:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of September 30
	2018	2017	Variation	Variation
	(US$ million)%
Financial Income
Argentina	49	52	(3)	(5.8)
Brazil	161	100	61	61.0
Colombia	15	15	-	-
Peru	6	7	(1)	(14.3)
Consolidation adjustments and other activities	(5)	-	(5)	100.0
Total Financial Income	226	174	52	29.9
Financial Costs
Argentina	(127)	(196)	69	35.2
Brazil	(433)	(283)	(150)	(53.0)
Colombia	(136)	(145)	9	6.2
Peru	(24)	(32)	8	25.0
Consolidation adjustments and other activities	(4)	(5)	1	20.0
Total Financial Costs	(724)	(661)	(63)	(9.5)
Foreign currency exchange differences, net
Argentina	123	17	106	n/a
Brazil	(29)	(34)	5	(14.7)
Colombia	(1)	-	(1)	n/a
Peru	2	(1)	3	(300.0)
Consolidation adjustments and other activities	(7)	12	(19)	161.2
Total Foreign currency exchange differences, net	88	(6)	94	n/a
Gain (Loss) for indexed assets and liabilities	122	-	122	100.0
Net Financial Income Enel Américas	(288)	(493)	205	41.6

	As of September 30
	2018	2017	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	1	-	1	-
Colombia	-	-	-	-
Peru	-	1	(1)	-
Menos: Ajustes de consolidación y otras actividades de negocio	-	-	-	-
Total Other Gain (Losses)	1	1	0	-
Share of profit (loss) of associates accounted for using the equity method:
Argentina	1	3	(2)	100.0
Brazil	-	-	-	-
Colombia	-	-	-	-
Peru	-	-	-	-
Less: consolidation adjustments and other activities	0	1	(1)	-
Total Share of profit (loss) of associates accounted for using the equity method	1	4	(3)	75.0

Total Non Operating Income	2	5	(3)	60.0

Net Income Before Taxes	1,423	1,049	374	35.7
Income Tax
Enel Américas (holding)	(3)	(23)	20	(87.0)
Argentina	(140)	(26)	(114)	438.5
Brazil	(85)	(11)	(74)	(672.7)
Colombia	(245)	(256)	11	4.3
Peru	(91)	(76)	(15)	(19.1)
Total Income Tax	(564)	(392)	(172)	(43.9)
Net Income after taxes	859	657	202	30.8
Profit (Loss) from discontinued operations, after taxes	-	-	-	-
Net Income	859	657	202	30.8
Net Income attributable to owners of parent	513	384	129	33.6
Net income attributable to non-controlling interest	346	273	73	26.7

Financial Income

Financial income reached a US$ 288 million loss as of September 2018, which represents a US$ 205 million improvement in relation to the US$ 493 million loss registered in the same period of 2017. The foregoing is mostly explained by:

a)    Higher financial revenues of US $ 52 million as of September 2018 mainly attributable a: (i) a US$ 42 million increase due to the incorporation of Eletropaulo into the consolidation perimeter that correspond mainly to the recognition of interest revenues from the IFRIC 12 contracts of US$ 16 million, US$ 10 million in accrued interests for cash deposits and legal deposits and US$ 16 million in commercial account interests

(ii) a US$ 12 million increase in Enel Distribución Rio corresponding to US$ 20 million from the IFRIC 12 contract and US$ 4 million in financial updates of regulatory assets, offset by US$ 7 million from lower income from legal deposit updates and commercial account and US$ 5 million less from the effect of the 13.3% devaluation of the Brazilian Real in relation to the US Dollar.

At the financial revenues level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies a US$ 28 million negative effect took place and a US$ 3 million positive effect as a result of the application of IAS 29 due to inflation.

(b) Higher financial expenses of US$ 63 million mainly due to: (i) higher expenses of US$ 107 million due to the incorporation of Eletropaulo's to the consolidation perimeter mainly due to its financial debt of USD 56 million, financial update of civil provisions of US$ 16 million and update of Post Employment Provisions of USD 32 million, (ii) higher financial expenses of USD 56 million in Enel Sudeste due to its financial debt for the acquisition of Eletropaulo, (iii) higher financial expenses in Enel Brasil of USD 24 million related to debt for the purchase of  Eletropaulo, (iv) higher financial expenses of USD 13 million in Enel Green Power Volta Grande for its financial debt.

The increased financial expenses are partially offset by (i) US$ 64 million lower financial expenses in Edesur mainly explained by the application of IAS 21 to hyperinflationary economies for US$ 93 million offset by US$ 15 million higher financial interest expenses related to the CAMMESA mutual, US$ 5 million for financial and legal fine updates, US$ 3 million for higher financial IPC update of the same for US$ 6 million, resulting from the application of IAS 29, (ii) a US$ 72 million decrease in Enel Distribución Rio which is explained by the US$ 17 million decrease of financial update of civil contingency allowance, a US$ 6 million reduction of FIDIC financial charges , a US$ 9 million decrease of financial effects of regulatory assets and liabilities and a US$ 40 million decrease in interest on bond debt and other debts.

At the financial expenses level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 71 million negative effect a US$ 9 million positive effect as a result of the application of IAS 29 due to inflation.

(c) US$ 122 million increase in results from readjustments correspond to the profit generated by the application of IAS 29 in Argentina and reflect the net balance arising from implementing inflation to non-monetary assets and liabilities and result accounts that are not determined on a current basis converted to US dollars at year-end Exchange rate

(d) US$ 94 million improved results arising from mainly: (i) a US$ 198 difference of positive exchange related to accounts receivables in foreign currency for VOSA credits in Argentina, by the subsidiary Enel Generacion el Chocón S.A. of US$ 131 million, US$ 54 million from Central Dock Sud and US$ 13 million from Enel Generacion Costanera S.A. These effects are net of the application of IAS 21 to hyperinflationary economies.

This was partially offset by the US$ 46 million negative exchange rate difference in foreign currency with Mitsubishi of our subsidiary Enel Generación Costanera S.A., a US$ 45 million negative exchange rate differences in Grupo Enel Brasil mainly due to the unmatched exchange rate differences for transactions between the subsidiaries CIEN, CTM and TESA and negative differences for other debts of US$ 13 million.

At the exchange rate difference level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 73 million negative effect and a US$ 1 million positive effect as a result of the application of IAS 29 due to inflation.

Corporate taxes

The gains tax levied on companies’ profits increased its loss by US$ 172 million, or 43.9% in 2018, which is mainly explained by (i) increased spending of US$ 52 million in Enel Distribución Rio mainly due to better financial results in relation to the same period of the year before, (ii) a US$ 15 million increased spending due to the incorporation of EGP Volta Grande into the consolidation perimeter in November 2017, (iii) a US$ 69 million spending increase in Enel Distribución Goiás mainly due to better financial results of US$ 37 million and lower registration of deferred taxes from fiscal loss in relation to the same period of the previous year of US$ 32 million, (iv) a US$ 48 million increased spending in Enel Generación el Chocón mainly as a result of improved results in relation to the same period of the previous year, amongst them the positive effects of the exchange rate for accounts receivable expressed in dollars, (v) higher spending in Central Dock Sud of US$ 10 million as a result of improved results in relation to the same period of the year before amongst them the positive effects of the exchange rate in accounts receivable issued in Dollars and (vi) US$ 45 million higher spending in Edesur mainly as a result of better financial results as compared to the US$ 23 million of the previous year and US$ 22 million from the taxes due to the application of hyperinflation. This was partially offset in Enel Brasil due to lower spending of US$ 31 million corresponding to lower income tax with respect to the same period of the previous year and US$ 31 million in Enel Generación Fortaleza due to worse financial results in 2018 as a result of a gas cut by Petrobras.

At the tax level for Argentine subsidiaries due to the application of IAS 21 in hyperinflationary economies there was a US$ 46 million negative effect and a US$ 64 million positive effect as a result of the application of IAS 29 due to inflation.

ANALYSIS OF THE FINANCIAL STATEMENT

Assets
	September 2018	December 2017	Variation	Variation
	(US$ million)%

Current Assets	6,449	4,545	1,904	41.9%
Non current Assets	19,737	15,624	4,113	26.3%

Total Assets	26,186	20,169	6,017	29.8%

Enel Américas’ total assets as of September 30, 2018 increased by US$ 6,017 million as compared to the total assets held on December 31, 2017, mainly as a result of:

       Current assets increased by US$ 1,904million, equivalent to 41.9%, mostly explained by:

A US$ 74 million increase in cash and cash equivalents, composed mostly of (i) a US$ 881 million cash increase corresponding to payments for sales and supply of services net of payments to suppliers and other payments, (ii) a US$ 2,027 increase corresponding to: US$ 4,263 million in loans and other income of US$ 6 million offset by loan repayments of US$ 1,427 million, US$ 306 million interest payments and US$ 509 million dividend payments , (iii) a US$ 2,640 million decrease of investment activity flows which are: US$ 1,590 million payments for the acquisition of Eletropaulo, US$ 1,036 million for the purchase of properties, plant and equipment and intangibles, payments for the purchase of debt instruments of US$ 73 million, other payments of US$ 15 million offset by interest received US$ 74 USD million and finally (iv) less the US$ 194 million exchange rate effect.

•         A US$ 104 million increase in other current financial assets mainly consisting of time deposits and other high liquidity investments that are easily convertible into cash and are subject to a low risk of alterations in their value, but do not strictly meet the definition of cash equivalents whose expiry exceeds 90 days from the time of the investment, composed by US$ 11 million in Codensa, US$ 30 million in Emgesa, US$ 10 million in Enel Américas and US$ 53 million in Grupo Enel Brasil, for deposits longer than 90 days mainly US$ 24 million in Enel Distribución Río and US$ 23 million in Enel Distribución Ceara.

•         A US$ 69 million increase in other current non-financial assets mainly consisting of (i) a US$ 21 million increase in Enel Perú for claims of tax fines and interests, (ii) a US$ 55 million increase in Grupo Enel Brasil corresponding to increases in civil liability policies and other accounts receivables mainly in Eletropaulo of US$ 89 million offset by a US$ 21 million decrease in Enel Distribución Goiás, US$ 11 million in Enel Distribución Ceará and US$ 2 million in Enel Distribución Río.

•         A US$ 1,534 million increase in commercial receivables and other current accounts receivable corresponding mainly to (i) an increase in Grupo Enel Brasil S. A. of US$ 1,548 million that is explained mainly by Eletropaulo , a company that was acquired and entered into the consolidation perimeter in June 2018 of US$ 1,150 million corresponding to receivable commercial accounts of US$ 630 million, regulatory receivable assets of US$ 455 million, low income subsidies of US$ 17 million and others of US$ 48 million, (ii) a US$ 217 million increase in Enel Distriución Ceará for accounts receivable net of the devaluation effect of the Brazilian Real in relation to the US Dollar, (iii) a US$ 67 million increase in EGP Cachoeira a for higher accounts receivable net of the devaluation effect of the Brazilian Real in relation to the US Dollar, (iv) a US$ 59 million increase in Enel Distribución  Rio for higher accounts receivable net of the devaluation effect of the Brazilian Real in relation to the US Dollar and (v) a US$ 55 million increase in Enel Distribución  Goiás for higher accounts receivable net of the devaluation effect of the Brazilian Real in relation to the US Dollar.

•         US$ 122 million stock increase corresponding mainly to (i) a US$ 89 million increase in Grupo Enel Brasil S. A. corresponding to a US$ 16 million stock recognition from intangible assets in Enel Distribución Ceara and US$ 82 million in Eletropaulo, a company acquired and entered into our consolidation perimeter in June 2018, (ii) a US$ 15 million increase in Codensa corresponding to the purchase of materials for maintenance and (iii) a US$ 5 million increase in Emgesa for the purchase of liquid fuels and coal.

       A US$ 4,113 million increase of Non-current assets equivalent to 26.3%, mainly due to:

•         A US$ 857 million increase in Other non-current financial assets mainly due to an increase in accounts receivable as a result of the termination of the IFRIC 12 in the Brazilian distributor Eletropaulo of US$ 849 million, a company acquired and entered into our consolidation perimeter in June 2018.

•         A US$ 167 million increase in Other Non-financial and Non-current assets mainly from Enel Distribución Goiás due to legal deposits valued at US$ 51 million, a US$ 145 million increase from Eletropaulo, a company acquired and entered into our consolidation perimeter in June 2018, mainly from linked legal deposits. The difference corresponds to depreciation of Brazilian real respect to US dollar by US$ 29 million.

•          A US$ 319 million increase in commercial receivables and other non-current receivables mainly from the US$ 310 increase in Eletropaulo (a company acquired in June 2018) mainly from regulatory receivable assets.

•         A US$ 370 million increase in Property, plants and equipment mostly comprised of (i) a US$ 461 million increase on account of new investments, (ii) a US$ 18 million for the purchase of Eletropaulo and (iii) US$ 1,456 million increase as a result of the application of IAS 29. The above was offset partially by (i) a US$ 1,194 million decrease in the conversion effects of the US Dollar into the different functional currencies of the subsidiaries, (ii) US$ 341 due to depreciation, (iii) US$ 7 million in withdrawals and (iv) US$ 23 million in other expenses.

•         A US$ 632 million increase in intangible assets other than goodwill mainly consisting of (i) a US$ 611 million increase in new investments and (ii) US$ 1,422 million acquisition of Eletropaulo. The above was partially offset by (i) US $ 806 million decrease in the conversion effects of the US Dollar into the different functional currencies of the subsidiaries and associated companies, (ii) US$ 242 million for depreciation for the period, (iii) US$ 21 million in asset withdrawals and (iv) US$ 322 million in other movements.

•         A US$ 1,277 increase of goodwill mainly from the conversion effects of the US Dollar into the different functional currencies of the subsidiaries in the countries in which we operate of US$ 199 million and US$ 1,476 goodwill increase from the acquisition of Eletropaulo. For this last and given that the acquisition of Eletropaulo was recent, the consideration of the acquisition has been allocated provisionally based on the estimates of the administration. The company is currently establishing the fair value of the assets acquired and liabilities taken on. The completion of the allocation of the purchase price could generate certain adjustments of the assigned amounts presented in the financial statements.

•         A US$ 485 million asset increase for differed taxes mainly from Eletropaulo a company acquired in June 2018 for US$ 511 million corresponding mainly to taxes on provisions for civil contingencies and intangible assets offset by US$ 32 million in lower effects in Enel Distribución Río.

Liabilities and Equity
	September 2018	December 2017	Variation	Variation
	(US$ million)%

Current Liabilities	7,514	4,934	2,580	52.3%
Non Current Liabilities	10,274	6,956	3,318	47.7%

Total Equity	8,398	8,279	119	1.4%
attributable to owners of parent company	6,406	6,481	(75)	(1.2%)
attributable to non-controlling interest	1,992	1,798	194	10.8%

Total Liabilities and Equity	26,186	20,169	6,017	29.8%

Enel Américas’ total liabilities and equity as of September 30 , 2018 increased by US$ 6,017 million as compared to the total liabilities and equity as of December 31, 2017, mostly attributable to:

       Current liabilities increased by US$ 2,580 million, explained mainly by:

•         A US$ 1,862 million increase in Other current financial liabilities which is basically explained by (i) a US$ 144 million increase in Codensa due to the transfer of long term bonds and bank loans, (ii) a US$ 1,013 million increase in Enel Brasil mainly used for the acquisition of Eletropaulo, (iii) a US$ 104 increase in Eletropaulo a company acquired and entered into our consolidation parameter as of June 2018, mainly bank debt, (iv) a US$ 16 million increase in Enel Distribución Ceará mainly for accrued interests , (v) a US$ 77 million increase in Enel Distribución Rio for loan transfer and long term bonds, net of loan payment, (vi) a US$ 31 million increase in Enel Sudeste for the accrual of interest from the acquisition of bank loans, (vii) a US$ 79 million increase in Emgesa for long term bond transfer net of payments, and (viii) a US$ 381 million increase in Enel Américas corresponding to the use of committed revolving credit lines of US$ 355 million including accrued interests and a US$ 21 million transfer to long term of the local B-2 bond.

•         A US$ 766 million increase in Commercial accounts and other current accounts payable which is essentially explained by an increase in (i) US$ 1,148 in Eletropaulo (a Company which was acquired in June 2018), mainly to the suppliers of energy purchases of US$ 443 million, a US$ 54 million VAT debit tax, accounts payable for goods and services of US $ 133 million, accounts payable to staff of US$ 35 million, accounts payable for sector liabilities of US$ 367 million, US $ 64 million for research and development, US$ 18 million for Pis and Cofins tax and other accounts payable of US $ 34 million. All of the above was partially offset by decreases in (i) Edesur of US$ 265 million mainly due to the devaluation of the Argentine Peso in relation to the US Dollar of US$ 393 million offset by increased debts and penalties payable to Cammesa totalling US$ 128 million, (ii) a US$ 37 million decrease in Enel Generación Perú for lower accounts payable to suppliers and staff, (iii) a US$ 15 million decrease in Enel Generacion El Chocón mainly due to the devaluation of the Argentine Peso in relation to the US dollar and (iv) a US$ 63 million reduction in Enel Central Costanera as a result of the US$ 61 million devaluation of the Argentine Peso in relation to the US Dollar.

•         US$ 93 million decrease in current accounts payable to related entities mainly for the payment of dividends to our parent company Enel Spa.

•         A US $ 60 million increase in other current provisions mainly due to (i) a US$ 121 million increase in Eletropaulo (a company acquired in June 2018) which includes provisions for legal claims of US$ 109 million and US$ 12 million for other provisions, (ii) a US$ 10 million decrease in Enel Distribución Ceará mainly due to payments of infringements and (iii) a US$ 38 million decrease in Edesur mainly from the increase in provision of services, commercial quality, via public of US$ 24 million and financial fine updates of US$ 16 million offset by US$ 78 million as a result of the devaluation of the Argentine Peso in relation to the US Dollar and a US$ 10 million decrease mainly from payments.

•         A US$ 30 million decrease in Current Tax Liabilities mainly attributable to US$ 18 million income tax settlement in Codensa and US$ 14 million in Emgesa.

       Non-current liabilities increased by US$ 3,318 million, equivalent to a 47.7 % variation mostly attributable to:

•         A US$ 1,843 increase in Other financial non-current liabilities (financial debt and derivatives) mostly explained by (i) a US$ 1,154 million increase in the Enel Sudeste debt related to the purchase of Eletropaulo, (ii) a US$ 988 million increase in Eletropaulo, a company that was acquired in June 2018 mainly via bank loans of US$ 104 million and US$ 886 million bond debt and (iii) a US$ 106 million increase in Enel Distribución Goiás for new loans net of long term transfers. The above was partially offset by (i) a US$ 32 million decrease in Codensa and US$ 223 million in Emgesa due to short term bond transfer net of new emissions and (ii) a US$ 86 million decrease in Enel Distribución  Rio for new loans net of short term transfers of US$ 17 million offset by US$ 103 as a result of the devaluation of the Brazilian Real in relation to the US dollar, (iii) a US$ 38 million decrease in Grupo Enel Perú for short term bank debt transfer and (iv) a US$ 24 million decrease in Enel Américas.

•         A US$ 395 million increase in other non-current accounts payable mostly explained by (i) a US$ 409 million increase in Eletropaulo, a company acquired and entered into our consolidation perimeter as of June 2018 mainly due to provisions for legal complaints totaling US$ 357 million and US$ 52 million in fiscal contingency provisions.

•         A US$ 188 million increase of deferred tax liabilities which is explained mainly by higher records of deferred taxes in the Argentine subsidiaries due to the application of inflation to fixed assets.

•         A US$ 829 million increase in provisions for benefits to non-current employees which is mainly explained by a US$ 900 million increase in Eletropaulo a company acquired and entered into our consolidation perimeter as of June 2018 mainly due to post-employment benefits. The difference corresponds to the devaluation of the difference currencies in which we operate in relations to the US Dollar.

•         The Company’s Total Equity decreased by US$ 119 million, mostly attributable to:

•         Equity attributable to the property (shareholders) of the controller decreased by US$ 75 million mostly due to (i) a US$ 1,031 million decreased in other negative reserves composed mainly by an increase in difference reserves related to the conversion from exchange of US$ 1,151 million, a US$ 116 million decrease as a result of the application of IAS 29 in Argentinean subsidiaries (Hyperinflationary economy) and a US 4 million reduction in cash flow hedging reserve, (ii) US$ 142 less paid in dividends, (iii) a US$ 586 increase in initial balances including the application of IAS 29 in Argentinean subsidiaries (Hyperinflationary economy) of US$ 582 and US$ 4 million for the application of IFRS 9 and (iv) US$ 513 million increase in profits.

•         Non-controlling shareholdings increased by US$ 194 million mostly explained by (i) a US$ 247 million decrease due to the payment of dividends, (ii) a US$ 271 million decrease in integral results. The above was partially offset by (i) US$ 346 million in results for the period, (ii) a US$ 266 increase in initial balances including the application of IAS 29 in Argentinean subsidiaries (Hyperinflationary economy) of US$ 267 offset by US 1 million from the application of IFRS 9 and (iii) a US$ 100 million increase corresponding to the effects of the application of IAS 29 in Argentinean subsidiaries during the year.

The development of the Main financial indicators is as follows

Indicator		Unit	09/30/2018	12/31/2017	09/30/2017	Change	% Change

Liquidity	Current liquidity	Times	0.86	0.92		(0.06)	(6.8%)
	Acid ratio test (1)	Times	0.81	0.87		(0.06)	(7.1%)
	Working Capítal	MMUSD	(1,065)	(389)		(676)	173.8%
Leverage	Leverage	Times	2.12	1.44		0.7	47.5%
	Short Term Debt	%	42.2%	41.5%		0.7	1.8%
	Long Term Debt	%	57.8%	58.5%		(0.7)	(1.3%)
	Financial Expenses Coverage (2)	Times	4.62		3.20	1.42	44.3%
Profitability	Operating Income/Operating Revenues	%	18.3%		20.1%	(1.8)	(9.0%)
	ROE (annualized)%		13.0%		6.8%	6.2	90.4%
	ROA (annualized)%		5.0%		4.2%	0.8	18.8%

(1) Current assets net from inventories
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of September 30, 2018 reached 0.86 times, showing a 6.8 % decrease in relation to December 31, 2017, mostly explained by decreased current liabilities due to debt increase required to acquire Eletropaulo and the incorporation of Eletropaulo with its debt into the consolidation perimeter as of June 2018.

The Company’s Acid test as of September 30, 2018 reached 0.81 times, showing a 7.1 % decrease in relation to December 31, 2017, explained by decreased current liabilities due to debt increase required to acquire Eletropaulo and the incorporation of Eletropaulo with its debt into the consolidation perimeter as of June 2018.

The Company’s Working capital as of September 30, 2018 reached US$ 1,065 million, representing a decrease in relation to December 31, 2017 mostly explained by increased current liabilities due to debt increase required to acquire Eletropaulo and the incorporation of Eletropaulo with its debt into the consolidation perimeter as of June 2018.

The Company’s Leverage (indebtedness ratio) stood at 2.12 times as of September 30, 2018, a 47.5 % increase in relation to December 31, 2017 mostly on account of the increased on current liabilities due to debt increase required to acquire Eletropaulo and the incorporation of Eletropaulo with its debt into the consolidation perimeter as of June 2018.

The Hedging of financial costs as of the period that ended on September 30, 2018 was 4.62 times, which represents a 44.3 % increase as compared to the same period of the previous year, mainly because of lower financial expenses in relation to the same period of the year before accompanied by an improved EBITDA.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 18.3 % in September 2018.

The Return-on-equity of the controller’s property owners (shareholders) was 13%, as a result of an increase in the income attributable to the property owners for the period in relation to the same period of the year before.

.

The Return-on-assets stood at 5 % as of September 30, 2018 mostly due to income increase for the period in relation to the same period of the year before.

MAIN CASH FLOWS

The Company’s net cash flows reached US$ 267 million as of September 2018, which represents a US$ 1,545 million increase in relation to the same period of the previous year. The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to the same period of 2017, are described below:

Net Cash Flow
	September 2018	December 2017	Variation	Variation
	(US$ million)%

From Operating Activities	881	1,170	(289)	(24.8%)

From Investing Activities	(2,640)	(1,578)	(1,062)	67.3%

From Financing Activities	2,027	(870)	2,897	(333.1%)

Total Net Cash Flow	267	(1,278)	1,545	(120.9%)

The net cash flows stemming from operating activities amounted to US$ 881million as of September 2018, representing a 24.8 % decrease in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operations activities mainly in (i) US$ 1,899 increase in collections from the sale and provision of services, (ii) a US$ 90 million charge increase for operations, (iii) a US$ 5 million more for the charge of royalties and commissions, (iv) US$8 million more from charges related to premiums, services, annual fees and other benefits from endorsed policies. These increases were partially offset by payments in the type of cash payments from operations mainly in (i) US$ 1,450 million more in payments to suppliers for the supply of goods and services, (ii) US$ 106 million less in payments to and on behalf of employees, (iii) US$ 865 million more in other payments for operation activities (iv) US$ 84 million more in income tax payments and (vi) US$ 4 million less in other cash outgoings.

The net cash flows coming from (used in) investment activities were outflows of US$ 2,640 million as of September 2018 explained mainly by (i) US$ 512 million payment for reimbursement for the incorporation of properties, plants and equipment , (ii) US$ 524 million in payments for the incorporation of intangible assets from IFRIC 12, (iii) US$ 3 million in payments arising from future contracts, term deposits , options and swaps and (iv) US$ 266 million in the redemption from investment payments of > 90 days, (v) the acquisition of Eletropaulo for US$ 1,590 and (vi) US$ 15 million in other outgoings. These cash investment outflows were offset by (i) US$ 73 from interest received and (ii) US$ 193 million the redemption from investment payments of > 90 days and (iii) other income of US$ 4 million.

The net cash flows coming from (used in) financing activities were inflows totaling US$ 2,027 million as of September 2018, stemming mainly from (i) US$ 1,405 million loan payments; (ii) US$ 492 million third party dividend payments, (iii) US$ 306 million interest payments, (iv) US$ 22 million liability payment for financial rental. All of the above was offset by US$ 4,263 million flows coming from loans including the financing required for the acquisition of Eletropaulo for US$ 2,465 million.

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in September 2018 and 2017.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2018	2017	2018	2017

Enel Generación Chocon S.A.	1	1	9	3
Enel Generación Costanera S.A.	11	22	27	28
Emgesa S.A.E.S.P.	74	83	56	54
Enel Generación Perú S.A.	40	32	39	43
Enel Distribución Goiás (Celg)	134	93	66	61
EGP Cachoeira Dourada S.A.	1	1	5	6
Enel Distribución Fortaleza	5	10	7	12
Enel Cien S.A.	1	2	12	12
Eletropaulo S.A.	121	-	51	-
Edesur S.A.	48	78	30	17
Enel Distribución Perú S.A.	72	57	39	38
Enel Distribución Rio (Ampla) (*)	118	260	63	66
Enel Distribución Ceara (Coelce) (*)	154	140	43	42
Codensa S.A.	230	181	91	78
Enel Trading Argentina S.R.L.	1	-	0	-
Central Dock Sud S.A.	18	3	17	12
Enel Generación Piura S.A.	4	5	9	7
Holding Enel Americas y Sociedades de Inversión	4	1	5	3

Total	1,036	969	570	481

(*) Includes intangible assets concessions

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s Commercial activity has been planned in order to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-           Compliance with the good corporate governance standards.

-           Strictly compliance with the Group’s whole regulatory system

-           Each business and corporate area define:

                               I.    The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                               II.   Criteria related to counterparts.

                              III.   Authorized operators.

-       For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-        All operations of corporate areas and business operate within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

21.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position:

	09-30-2018%	12-31-2017%
Fixed Interest Rate	35%	46%

21.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-        Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-       Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

21.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-              Fuel purchases in the process of electric energy generation.

-              Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of September 30, 2018, there were operations of energy futures purchase agreements in place for the amount of 12.48 GWh for the Oct-Nov-2018 period (7.2 GWh) and for the Jan-Dec-2019 period (5.28 GWh). Said purchases support energy sale contracts r on the wholesale market. At the same time, energy futures sales of 4.32 GWh took place for the Oct-Dec 2018 period, associated with cash flow risk hedging of the unregulated market indexed customers. As of 30 September 2018, 6.6 GWh in sale contracts and 5.4 GWh energy futures purchases have been settled.

As of December 31, 2017, there were contracts for the purchase of energy futures in place for 5.4 GWh for the Jan-Mar 2018 period. Said purchases support an energy sale contract in the Colombian wholesale market. As of 31 December 2017, 24.23 GWh in sale contracts and 77.45 GWh energy futures purchases have been settled.

21.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 20 and 22).

As of September 30, 2018, the Enel Américas Group held a liquidity position of MUS$ 1,546,600 in cash and other equivalents and MUS$ 1,000,000 in long-term credit lines available unconditionally. As of December 31, 2017, the Enel Américas Group’s liquidity position amounted to MUS$ 1,472,763 in cash and cash equivalents and MUS$ 224,766 in unconditionally-available long-term lines of credit.

21.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

21.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-              Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, in relation to the Chilean peso, which includes:

-               The USS Libor rate of interest.

-              The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: MUS$ 646,543.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary (as defined by contract), of a capital amount in excess of US$ 150 million, may lead to the forced acceleration payment of the bank credit pursuant the law of the State of New York. In addition, this appropriation contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, court ordered judgments adverse amounting to more than US$150 million, among others, could result in the declaration of acceleration of those credits.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary with an unpaid capital whose amount is in excess of US$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 4.d of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: October 31, 2018